Filed by Focus Enhancements, Inc.
                                          Pursuant to Rule 425 of the Securities
                                       Act of 1933, as amended, and deemed filed
                                          pursuant to Rule 14d-2 and Rule 14a-12
                                            under the Securities Exchange Act of
                                                                1934, as amended


FOCUS Enhancements Converts $4.5 Million of Debt Into Equity; Balance
                          Sheet Strengthened

    CAMPBELL, Calif.--(BUSINESS WIRE)--March 22, 2004--FOCUS Enhancements, Inc. (Nasdaq:FCSE), a worldwide leader in video production and conversion technology, announced Carl Berg, a director of FOCUS Enhancements, converted approximately $4.5 million in principal and accrued interest owed to him by FOCUS Enhancements into approximately 2,173,000 shares of common and 1,257 shares of preferred stock, which are convertible into an additional 1,257,000 shares of common stock.
    Carl Berg commented, "I have long been a supporter of FOCUS Enhancements, as I believe the company's core competency in video will be a driving force in digital media and digital video convergence in professional and consumer electronics in coming years."
    Following the conversion, on a common stock equivalent basis, Berg owns approximately 11 percent of the company's outstanding equity and is the company's largest shareholder.
    Brett Moyer, president and chief executive officer of FOCUS Enhancements, stated, "Carl's increased equity position represents his vote of confidence in our business. In addition, this conversion has allowed us to significantly reduce our debt and strengthen our balance sheet. We believe our improved financial position will allow us the financial flexibility to grow our business in the most effective manner."

    About FOCUS Enhancements, Inc.

    FOCUS Enhancements, Inc. (Nasdaq:FCSE) is a leading designer of world-class solutions in advanced, proprietary video technology. Headquartered in Campbell, CA, FOCUS Enhancements designs, develops, and markets video solutions in two distinct markets: advanced proprietary video conversion integrated circuits (ICs) and affordable, high quality, digital-video conversion and video production equipment. Semiconductor IC products include designs for PCs, game cards, Internet, set-top boxes, Internet appliances, and interactive TV applications, and they are sold directly to original equipment manufacturers (OEMs). FOCUS Enhancements' complete line of video presentation and video production devices are sold globally through resellers and distributors to the broadcast, education, cable, business, industrial, presentation, Internet, gaming, home video production and home theater markets. More information on FOCUS Enhancements may be obtained from the company's SEC filings, or by visiting the FOCUS Enhancements home page at http://www.FOCUSinfo.com.

    Safe Harbor Statement

    Statements about future results and other expectations constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and the current economic environment. The Company cautions that these statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements. A number of factors in addition to those discussed herein could cause actual results to differ materially from expectations. Demand for FOCUS Enhancements' products, which impacts revenue and the gross margin percentage, is affected by business and economic conditions and changes in customer order patterns. Any projections are inherently subject to significant economic and competitive uncertainties and contingencies, many of which are beyond the control of FOCUS Enhancements. Important assumptions and other important factors, including risk factors, which could cause actual results to differ materially from those in the forward-looking statements are specified in the Company's Form 10-K for the year ended December 31, 2003 and other filings with the SEC. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise.

    Where to Find Additional Information

    FOCUS Enhancements has filed a registration statement on Form S-4 (File No. 333-112907) in connection with the proposed acquisition of substantially all of the assets and assumption of specified liabilities of Visual Circuits Corporation, and Visual Circuits intends to mail a proxy statement/prospectus to its stockholders in connection with the transaction. Investors and security holders of Visual Circuits are urged to read the proxy statement/prospectus when it becomes available because it will contain important information about FOCUS Enhancements, Visual Circuits and the transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when it becomes available, at the SEC's website at www.sec.gov. A free copy of the proxy statement/prospectus may also be obtained from FOCUS Enhancements or Visual Circuits (when available), and its executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Visual Circuits in favor of the transaction. Information regarding FOCUS Enhancements' executive officers and directors is contained in FOCUS Enhancements' Form 10-K for the year ended December 31, 2003 and its proxy statement dated November 5, 2003, both of which are filed with the SEC.
    In addition to the registration statement on Form S-4 to be filed by FOCUS Enhancements in connection with the transaction, and the proxy statement/prospectus to be mailed to the stockholders of Visual Circuits in connection with the transaction, FOCUS Enhancements files annual, quarterly and special reports, proxy and information statements, and other information with the SEC. The reports, statements and other information filed by FOCUS Enhancements with the SEC are also available for free at the SEC's website at www.sec.gov. Free copies of these reports, statements and other information may also be obtained from FOCUS Enhancements.

    Filed by Focus Enhancements, Inc. Pursuant to Rule 425 of the
Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

    CONTACT: Lippert/Heilshorn & Associates
             Lillian Armstrong, 415-433-3777
             Kirsten Chapman, 415-433-3777
             Brendan Lahiff, 415-433-3777
             Brendan@lhai-sf.com